UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 July 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Wilson Logistics re-brands into TNT Freight Management, 30 June 2005

30 June 2005

Wilson Logistics re-brands into TNT Freight Management

Today, Wilson Logistics Group has taken an important step in integrating into TNT by changing its name to TNT Freight Management*. The Wilson Logistics Group was acquired by TNT in August 2004, adding a complete and globally standardised freight service offer and leading e-services to its express and logistics portfolio.

New opportunities

Customers are increasingly demanding complete end-to-end logistics solutions with total supply chain visibility. TNT Freight Management has the competence to supply and combine freight services, information management and added value into integrated solutions. As part of the Logistics division, TNT Freight Management supports TNT's capacity to offer customers one partner to solve their supply chain challenges worldwide.

The integration of Wilson into the TNT Logistics division is well on its way. The new brand is expected to bring benefits to the former Wilson organisation. "The name TNT, a strong and global brand, will give higher visibility and credibility worldwide. It will emphasise our joint service offer and help us in customer contacts", says Jeff Hoogesteger, MD TNT Freight Management.

Business as usual

The new profile will be evident in a new TNT look for all communications from signs and business cards to invoices and web design. The change mainly refers to the brand, corporate identity and company name. In all other respects the company remains the same; the people, services, expertise and values as well as addresses.

TNT N.V., the holding company of the group, recently re-branded from TPG into TNT. Ultimately, TNT will operate globally under the TNT brand for all its activities.

About TNT Freight Management and TNT Logistics

TNT Freight Management provides air-, seafreight and logistics services within an international network and employs appr. 2200 people in 28 countries. TNT Freight Management is a business unit of TNT Logistics. Web site address: www.tntfreight.com.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

* Please note that the entities in Hong Kong, China and India will not re-brand by 30th June 2005. The present company name will remain unchanged. However the TNT name and logos will be visible on certain documentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 1 July 2005